SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TigerLogic Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

096434105
(CUSIP Number)

William M. Hitchcock
712 Main Street, Suite 2150
Houston, Texas 77002
(713) 961-0534
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	096434105	Page 2 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William M. Hitchcock
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
786,190
	8	SHARED VOTING POWER
631,142
	9	SOLE DISPOSITIVE POWER
786,190
	10	SHARED DISPOSITIVE POWER
631,142
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,417,332
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%(1)
14		TYPE OF REPORTING PERSON
IN
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 3 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William M. Hitchcock Sr. & William M. Hitchcock Jr. Trustee Thomas S. Hitchcock Trust U/A DTD 12/12/00
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,600
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,600
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
OO
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 4 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William M. Hitchcock 2009 Irrevocable Trust William M. Hitchcock Trustee U/A DTD 05/08/2009
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
176,500
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
176,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
176,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
OO
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 5 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William M. Hitchcock Rev Tr William M. Hitchcock Trustee U/A DTD 06/29/2009
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
94,574
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
94,574
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,574
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
OO
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 6 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
R & B Hitchcock Investors Partnership		TIN#: 27-0148216
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
115,600
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
115,600
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
PN
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 7 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WMH LP		TIN#: 48-1272697
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
100,630
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
100,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,630
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
PN
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 8 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Avalon Financial Inc.		TIN#: 76-0582511
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
78,238
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
78,238
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,238
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
CO
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 9 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Rosalie Barker Hitchcock
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
14,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
14,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
IN
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No.	096434105	Page 10 of 15 Pages
1		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Oliver James Correa
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
50,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
50,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%(1)
14		TYPE OF REPORTING PERSON
IN
(1) Based on 28,164,347 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $0.10 par value per share (the “Common Stock”), of TigerLogic Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 25A Technology Drive, Suite 100, Irvine, California 92618.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by William M. Hitchcock, an individual (“Hitchcock”), Rosalie Barker Hitchcock, an individual and spouse of Hitchcock (“Spouse”), Oliver James Correa, an individual and grandson of Hitchcock (“Grandson”), William M. Hitchcock Sr. & William M. Hitchcock Jr. Trustee Thomas S. Hitchcock Trust U/A DTD 12/12/00, a trust organized under the laws of the State of Texas (“Trust I”), William M. Hitchcock 2009 Irrevocable Trust William M. Hitchcock Trustee U/A DTD 05/08/2009, a trust organized under the laws of the State of Texas (“Trust II”), William M. Hitchcock Rev Tr William M. Hitchcock Trustee U/A DTD 06/29/2009, a trust organized under the laws of the State of Texas (“Trust III”), R & B Hitchcock Investors Partnership, a partnership organized under the laws of the State of Texas (“R&B”), Avalon Financial Inc., a corporation organized under the laws of the State of Delaware (“Avalon”) and WMH LP, a limited partnership organized under the laws of the State of Delaware (“WMH” and collectively with Spouse, Grandson, Trust I, Trust II, Trust III, R&B and Avalon, the “Reporting Persons”).  Hitchcock is the sole owner of all of the equity interests of R&B, Avalon and WMH and is the trustee of each of the Trusts.

(b) The address of the principal business of each of the Reporting Persons is 712 Main Street, Suite 2150, Houston, Texas  77002.

(c) The principal business of the each of the Reporting Persons not otherwise a natural person is making private investments for the account of Hitchcock and is located at the same address set forth in (b) above.

(d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons who are natural persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Common Stock solely with Hitchcock’s personal funds.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Stock solely for the purpose of investment.  The Reporting Persons may make additional purchases or sales of the Issuer’s securities either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of Item 4 of Schedule 13D. However, subject to any applicable laws, the Reporting Persons will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserves the right to develop such plans or proposals, and may attempt to, or seek to join with other shareholders to attempt to, influence management and/or the board of directors of the Issuer (the "Board") with respect to the business, affairs and corporate governance of the Issuer, and may attempt to, or seek to join with other shareholders to attempt to, have a director designated by the Reporting Persons to have influence over the corporate activities and governance of the Issuer, including activities that may relate to actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

According to the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, there were 28,164,347 shares of Common Stock outstanding on October 31, 2011.  Hitchcock beneficially owns 1,417,332 shares of Common Stock, or 5.03%, and has sole voting and dispostive power with respect to 786,190 shares and shares voting and dispositive power with respect to 631,142 shares.

The following Reporting Persons share voting and dispositive power with Hitchcock with respect to the number of shares set forth opposite their name in the following table:

Spouse	14,000
Grandson	50,000
Trust I	1,600
Trust II	176,500
Trust III	94,574
R&B	115,600
Avalon	78,238
WMH	100,630
Total	631,142

On November 11, 2011, Avalon purchased on the open market an aggregate of 11,585 shares at market prices with an average price per share of $2.32 which, when added to the Reporting Person's total from  November 10,  2011 exceeded 5% of the outstanding shares of Common Stock (1,417,332 or 5.03% ownership interest).

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

INDIVIDUALS:

/s/ William M. Hitchcock
Name:	William M. Hitchcock

/s/ Rosalie Barker Hitchcock
Name:	Rosalie Barker Hitchcock

/s/ William M. Hitchcock
Name:	William M. Hitchcock on behalf of
Oliver James Correa

TRUSTS:

William M. Hitchcock Sr. & William M. Hitchcock Jr. Trustee Thomas S. Hitchcock Trust U/A DTD 12/12/00

By:	/s/ William M. Hitchcock
Name:	William M. Hitchcock
Title:	Trustee

William M. Hitchcock 2009 Irrevocable Trust William M. Hitchcock Trustee U/A DTD 05/08/2009

By:	/s/ William M. Hitchcock
Name:	William M. Hitchcock
Title:	Trustee

William M. Hitchcock Rev Tr William M. Hitchcock Trustee U/A DTD 06/29/2009

By:	/s/ William M. Hitchcock
Name:	William M. Hitchcock
Title:	Trustee

ENTITIES:

R & B Hitchcock Investors

By:	/s/ William M. Hitchcock
Name:	William M. Hitchcock
Title:	Partner

Avalon Financial Inc.

By:	/s/ William M. Hitchcock
Name:	William M. Hitchcock
Title:	President

WMH LP

By:	William M. Hitchcock, its general partner

By:	/s/ William M. Hitchcock
Name:	William M. Hitchcock